SI 13010014 MISSION

SEC Mail Processing Section FEB 28 2013 Washington DC 400

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DSIL Investment Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

532 Broadway, 9th Floor
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carole M. Laible, President (212) 217 - 1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, **Carole M. Laible, President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DSIL Investment Services LLC**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DOUGLAS LOWE
NOTARY PUBLIC-STATE OF NEW YORK
No. 02LO6141547
Qualified in Westchester County
Commission Expires February 27, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DSIL Investment Services LLC

Statement of Financial Condition

December 31, 2012

This report is filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934
as a PUBLIC document

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
402

February 27, 2013

VIA express delivery

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: DSIL Investment Services LLC - Annual Audited Report
SEC File No.: 8-44763 - Firm CRD No.: 30149

Dear Madam or Sir:

Enclosed for filing are two sets (one public and one confidential) of the annual audited report for DSIL Investment Services LLC for the year ended December 31, 2012, each with an originally executed and notarized Oath or Affirmation.

Could you please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the self-addressed, postage-paid envelope provided? Thank you.

Should you have any questions, please feel free to contact me at (212) 217-1072.

Sincerely,

Douglas Lowe

Douglas Lowe

Registered Operations Professional
DSIL Investment Services LLC

Enclosures

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Contents

McGladrey

Independent Auditor's Report

To the Member
DSIL Investment Services LLC
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of DSIL Investment Services LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DSIL Investment Services LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 25, 2013

DSIL Investment Services LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 264,709
Commissions Receivable	269
Other Assets	26,909
Total assets	$ 291,887
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued expenses	$ 22,692
Due to Parent	5,389
Total liabilities	28,081
Member's Equity	263,806
Total liabilities and member's equity	$ 291,887

See Notes to Statement of Financial Condition.

Note 1. Nature of Business

Nature of Business: DSIL Investment Services LLC (the "Company") is a wholly owned subsidiary of Domini Social Investments LLC (the "Parent"), a registered investment adviser under the Investment Advisers Act of 1940. The Company is a broker-dealer that acts as the principal underwriter and distributor for mutual funds sponsored by the Parent.

The Company is currently exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") based on paragraph (k)(1) of the rule. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 2. Significant Accounting Policies

A summary of significant accounting policies follows.

Cash: Cash represents bank demand deposits.

Income Taxes: The Company is a single-member limited liability company whose parent is a multi-member limited liability company classified as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return and, therefore, no provision for income taxes is required. Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had a net capital of $236,628, which was $211,628 in excess of its required net capital of $25,000. The Company had aggregate indebtedness at December 31, 2012 of $28,081. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 at December 31, 2012.

Note 4. Agreement With Affiliated Company

Pursuant to a written agreement, the Parent has agreed to pay the Company's expenses, net of income, including but not limited to professional fees, office space, equipment, commission payments and advertising expenses. Operating expenses of the Company are primarily allocated to it from the Parent.

Note 5. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains substantially all of its cash with one financial institution, which at times may exceed insured limits. It is the opinion of management that solvency of the financial institution is not a concern at this time.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.